VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

April 13, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.
Form 10-K for the fiscal year ended December 31, 2011 Filed February 24, 2012

Dear Ms. Collins:

Per our conversation with Melissa Feider on April 12, 2012, this is to confirm receipt of your comment letter dated April 12, 2012 concerning the above referenced filing. We are also confirming that we will respond to the comment letter by May 10, 2012 pursuant to an extension we requested to accommodate our fiscal quarter closing procedures, which are currently ongoing.

Sincerely,

/s/ Robynne D. Sisco
Robynne D. Sisco
Chief Accounting Officer and
Corporate Controller

cc:	Melissa Feider, Securities and Exchange Commission
Mark Peek, Chief Financial Officer and Co-President, Business Operations, VMware, Inc.
S. Dawn Smith, Sr. Vice President, General Counsel, Chief Compliance Officer and Secretary, VMware, Inc.